UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Strategic Partner Printcafe Software Announced IPO on Nasdaq

Creo Receives US$16.9 million in Debt Repayment from Printcafe IPO

Vancouver, BC, CANADA (June 18, 2002) - Creo Inc. (NASDAQ: CREO; TSX: CRE) announced today that its strategic partner, Printcafe Software, Inc., priced its initial public offering ("IPO") of 3.75 million shares. Shares of Printcafe Software common stock will trade on the Nasdaq National Market under the symbol PCAF. Creo will receive approximately US$16.9 million in debt repayment from the net proceeds of the IPO, including US$11.8 million in loan principal, US$1.4 million in interest and US$3.7 million in prepayment fees. Printcafe Software is a leading provider of software solutions designed specifically for the printing industry supply chain. Creo will purchase US$3.7 million of Printcafe Software stock in the IPO and, upon completion of the IPO, will own approximately 30.2 percent of Printcafe Software's outstanding common stock. The IPO is expected to close on Friday, June 21, 2002.

In January 2002, Creo issued US$23.6 million of senior, secured long-term debt to Printcafe Software. Following today's transaction, the remaining balance of US$11.8 million is to be repaid by January 2004. Creo will continue to account for its investment in Printcafe Software under the equity method and retains two seats on the Printcafe Software board of directors.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com.

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Tracy Rawa	Rochelle van Halm
Investor Relations	Media Relations (Headquarters)
T. +1.604.451.2700	T. +604.451.2700
F. +1.604.437.9891	F. +604.437.9891
tracy.rawa@creo.com	rochelle.van.halm@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: June 18, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary